

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

January 3, 2011

Mr. Brett M. Johnson
Principal Executive Officer
Forward Industries, Inc.
1801 Green Road, Suite E
Pompano Beach, FL 33064

> **RE: Forward Industries, Inc.**
> **Item 4.01 Form 8-K filed December 16, 2010**
> **Item 4.01 Form 8-K/A filed December 22, 2010**
> **File No. 1-34780**

Dear Mr. Johnson:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Gordon
Staff Accountant